Exhbit 99.2

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call Sean O’Sullivan on +61 2 8274 5246
19 August 2011
RCI Pty Ltd v Commissioner of Taxation
Decision Pending
James Hardie Industries SE (the company) advises that it has been informed that judgment in the matter of RCI Pty Ltd (RCI) v Commissioner of Taxation will be handed down in the Full Federal Court of Australia at 9.30am on Monday, 22 August 2011.
James Hardie will advise the market of the outcome of the proceedings, as soon as possible after the judgment has been made. The company will request a halt in the trade of its securities on the Australian Securities Exchange on Monday 22 August 2011 until an announcement is made.
Background
In March 2006, RCI, a wholly owned subsidiary of the company, received an amended assessment from the Australian Taxation Office (ATO) in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gain arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, RCI filed an application appealing the Objection Decision with the Federal Court of Australia. The Federal Court hearing took place in September 2009.
On 1 September, 2010 the Federal Court dismissed RCI’s appeal in respect of the amended assessment, RCI then appealed to the Full Federal Court of Australia. The Full Federal Court hearing took place in May 2011.
In fiscal year 2007, in accordance with the ATO Receivables Policy, 50% of the total amended assessment (A$184.0 million) was paid and the company provided a guarantee in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal.
General interest charges (GIC) on the unpaid balance of the amended assessment have also been paid in arrears on a quarterly basis.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre,
Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

Prior to the Federal Court’s decision in September 2010 on RCI’s appeal, the company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 financial year would be upheld on appeal. As a result, until 31 August 2010, the company treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its consolidated balance sheet.
As a result of the Federal Court’s decision in September 2010, the company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, effective 1 September 2010, the company removed the deposit with the ATO from its consolidated balance sheet and recognised a non-cash expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations for the full year ended 31 March 2011. In addition, the company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.
The company has regularly reported on the ATO — 1999 Disputed Amended Assessment in its quarterly and annual results lodged with the Australian Securities Exchange and the US Securities and Exchange Commission.
Both parties have 28 days from the handing down of the judgment to make an application for special leave to appeal the Court’s decision to the High Court of Australia.
Media/Analyst Enquiries:
Sean O’Sullivan, Vice President — Media and Investor Relations
Telephone: +61 2 8274 5246

Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.